UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 13, 2023
AG Mortgage Investment Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	001-35151	27-5254382
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 26th floor
New York, New York 10167
(Address of principal executive offices)

Registrant's telephone number, including area code: (212) 692-2000

Not Applicable
(Former Name or Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class:	Trading Symbols:	Name of each exchange on which registered:
Common Stock, $0.01 par value per share	MITT	New York Stock Exchange	(NYSE)
8.25% Series A Cumulative Redeemable Preferred Stock	MITT PrA	New York Stock Exchange	(NYSE)
8.00% Series B Cumulative Redeemable Preferred Stock	MITT PrB	New York Stock Exchange	(NYSE)
8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	MITT PrC	New York Stock Exchange	(NYSE)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On July 13, 2023, AG Mortgage Investment Trust, Inc. (“MITT”) issued a press release announcing that, on July 13, 2023, it submitted to the Board of Directors of Western Asset Mortgage Capital Corporation (“WMC”) a non-binding acquisition proposal to acquire WMC for a fixed exchange ratio (subject to adjustment based on certain transaction expenses of the parties, as described in the press release), representing an implied price of $9.88 per share, consisting of a common stock consideration of $8.90 per share and cash consideration of $0.98 per share as of July 12, 2023. The offer represents an 18.2% premium to WMC’s closing share price, all based on MITT and WMC stock prices as of July 12, 2023.

Additionally, MITT posted an investor presentation titled “MITT and WMC Merger Rationale and Benefits” on its website in the “News and Presentations—Presentations” section. The investor presentation provides additional details regarding MITT’s acquisition proposal to WMC.

Item 8.01 Other Events.

The information set forth under Item 7.01 of this Current Report on Form 8-K is incorporated herein by reference.

***

The press release and the investor presentation are furnished as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K, and are incorporated herein by reference. The information contained in Exhibits 99.1 and 99.2 shall not be deemed “filed” with the U.S. Securities and Exchange Commission (the “SEC”) nor incorporated by reference in any registration statement filed by MITT under the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, issued July 13, 2023, regarding AG Mortgage Investment Trust, Inc. acquisition proposal to Western Asset Mortgage Capital Corporation
99.2	Investor Presentation, dated July 13, 2023 regarding AG Mortgage Investment Trust, Inc. acquisition proposal to Western Asset Mortgage Capital Corporation
104	Cover Page Interactive Data File (formatted as Inline XBRL)

Additional Information

This communication relates to a proposal which MITT has made for an acquisition of WMC. In furtherance of this proposal and subject to future developments, MITT (and, if a negotiated transaction is agreed, WMC) may file one or more registration statements, proxy statements, tender or exchange offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer statement, prospectus or other document MITT or WMC may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF MITT AND WMC ARE URGED TO READ ANY SUCH PROXY STATEMENT, REGISTRATION STATEMENT, TENDER OR EXCHANGE OFFER STATEMENT, PROSPECTUS AND/OR OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement or prospectus (if and when available) will be delivered to shareholders of WMC or MITT, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by MITT through the website maintained by the SEC at www.sec.gov.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, MITT and its directors and executive officers and other members of management and Angelo Gordon employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about MITT’s executive officers and directors in MITT’s definitive proxy statement filed with the SEC on March 22, 2023, and Annual Report on Form 10-K filed with the SEC on February 27, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents (if and when available) using the sources indicated above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding MITT’s offer to acquire WMC, the consideration in the proposed transaction, its expected future performance (including expected results of operations and financial guidance) and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in MITT’s most recent annual or quarterly report filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in MITT’s and WMC’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that MITT may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of any possible transaction between MITT and WMC, including the possibility that WMC will not respond or will reject a transaction with MITT; (ii) the risk that anticipated cost synergies and any other benefits or savings from the transaction may not be fully realized or may take longer to realize than expected; (iii) the amount and impact of the transaction expenses that will be incurred by MITT and WMC; (iv) the ability to meet any closing conditions to any possible transaction, including the necessary shareholder approvals; (v) market volatility in stock prices of MITT and WMC; and (vi) general economic conditions that are less favorable than expected. Additional risks and uncertainties related to MITT’s business are included under the headings “Forward-Looking Statements” and “Risk Factors” in MITT’s Annual Report on Form 10-K for the year ended December 31, 2022 and in other reports and documents filed with the SEC from time to time. All forward-looking statements attributable to MITT or any person acting on MITT’s behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Except as required by law, MITT undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 13, 2023	AG MORTGAGE INVESTMENT TRUST, INC.

	By:	/s/ JENNY B. NESLIN
Name: Jenny B. Neslin
Title: General Counsel and Secretary